Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December 17, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

CURRENT TRADING IN LINE WITH EXPECTATIONS

The following statement provides an update on Gallaher Group Plc’s current trading, which will be discussed with analysts and investors before the close period leading up to the announcement of its preliminary results for the year ended 31 December 2003.

Gallaher confirms that group trading in 2003 is in line with expectations, and the Group’s business remains in a strong position going forward.

–	United Kingdom

Gallaher’s trading in the cigarette, cigar and tobacco markets remains robust, with UK cigarette market share stable year on year.

The increase in the Government’s guidelines for personal tobacco import allowances in October 2002 for travellers returning from the EU, together with the on-going high levels of UK tobacco taxation, drove an underlying decline in UK duty-paid market volumes of approximately 5% in the first six months of 2003. On a full year basis, Gallaher expects the UK cigarette market to decline by approximately 3%, mainly as the effect of increased personal allowances was already a factor in the second half of 2002.

–	Continental Europe

Gallaher continues to trade well in Continental Europe, growing underlying volumes by over 7% in the first 10 months of 2003. This performance was achieved despite the negative impact of above inflation duty increases on total market volumes in certain European states, including France and Germany, and lower than anticipated UK traveller volumes during the second half.

Planned duty increases in France and Germany are expected to negatively affect total duty-paid volumes in these markets. However, the Group is well placed to compete in the French market with its value brands and has a balance of branded, private label, vending and distribution interests in Germany.

Continued/…

Following the acquisition of KT Merkury in July, Gallaher is making good progress in Poland. A programme of investment is underway at the factory in Gostkow and brands including LD and Level have been launched.

–	Commonwealth of Independent States

Gallaher’s brands continue to trade strongly in the CIS, with market share gains in Russia, Kazakhstan and Ukraine. In the first 10 months of 2003, divisional volumes grew by over 13%, with vibrant growth in Kazakhstan, Ukraine and hard box filter cigarettes in Russia more than offsetting a planned reduction in non-filter Russian oval sales.

In Russia, average 2003 market share is around 15% and the Group’s share of the strategically important premium sub-sector has continued to increase, and is now over 3%.

Gallaher’s CIS sales are largely US dollar denominated. The continued weakening of the dollar during the second half of 2003 is further impacting the translation of CIS profits into sterling.

–	Rest of World

Gallaher’s trading performance in the Republic of Ireland remains resilient, with market share being maintained at around 49%. However, total market volumes declined following the substantial increase in excise tax that took place last December, and have stayed at reduced levels when compared with 2002. The additional duty increase that took place on 4 December this year is expected to further impact market volumes.

Trading in AMELA and Asia Pacific remains in line with management’s expectations. The Group has continued to achieve good volume growth in Asia, driven by increased in-market sales in Taiwan, China and Japan.

     16 December 2003

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew, CardewChancery.	Tel:	020 7930 0777

Cautionary Statement

This announcement includes “forward-looking statements” within the meaning of the US securities laws. All statements other than statements of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, dividend policy, projected sales, costs and results (including growth prospects in particular regions), plans, impact of governmental regulations, litigation outcomes and timetables, the successful integration of acquisitions and joint ventures into our Group and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic, political or commercial conditions, foreign exchange rate fluctuation, interest rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in integrating acquisitions and joint ventures, production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS, changes in the supply of tobacco and non-payment of receivables by our distributors as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: December 17, 2003	Title:	Deputy Company Secretary